Kevin Ercoline

Associate

+1.202.739.5135

Kevin.ercoline@morganlewis.com

Via EDGAR Correspondence

January 19, 2022

Karen L. Rossotto, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Rossotto:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 309, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 313, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Strategas Global Policy Opportunities ETF and the Strategas Macro Thematic Opportunities ETF (each a “Fund” and collectively, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Certain of the responses are based on information provided by Strategas Asset Management, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

I.	General Comment

1.	Comment: Please note that for each instance a comment is provided, the comment applies to the same or similar language existing elsewhere.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Response: Where a comment has been given, we have applied it to all applicable instances.

II.	Prospectus

Strategas Global Policy Opportunities ETF

2.	Comment: In the Global Policy ETF’s “Principal Investment Strategies” section:

a.	Because the Fund focuses on lobbying activity in relation to domestic legislation and regulatory efforts, please explain “global” in the Fund’s name.

Response: Both U.S. and non-U.S. companies lobby the U.S. federal government. Accordingly, the Fund will invest in non-U.S. companies. The Fund uses the term “global” in its name because the Fund will invest in non-U.S. companies to a degree that satisfies the test set forth by the Staff in the Investment Company Institute Memorandum titled “SEC Staff Comments on Fund Names (Rule 35d-1),” dated June 4, 2012 (the “ICI Memorandum”).1

b.	The first sentence on page 4 states that “The Adviser utilizes publicly disclosed corporate lobbying data filed pursuant to the Lobbying Disclosure Act to rank companies in the S&P 500, S&P 1000, and MSCI All Country World Index based on a proprietary formula that measures the degree to which a company engages in lobbying activity, which the Adviser refers to as ‘lobbying intensity.’” Please further explain the proprietary formula used to implement the strategy.

Response: The Adviser has removed the phrase “proprietary formula” and clarified that its selection methodology determines “lobbying intensity” by taking a company’s total spend as reported under the Lobbying Disclosure Act (the “LDA”) and adjusting that total spend based on the company’s size. The Adviser has inserted the following disclosure in response to this Comment:

The Adviser uses LDA data to assess the degree to which companies included in the S&P 500, S&P 1000, and MSCI All Country World Indexes lobby the U.S. federal government, which the Adviser refers to as “lobbying intensity.” The Adviser’s methodology determines a company’s lobbying intensity by taking into account the company’s lobbying spend reported under the LDA and the company’s size. The Adviser’s methodology does not take into account the legislation on which a company lobbies or whether a company’s lobbying efforts are successful. The Adviser selects securities for the Fund based on a company’s lobbying intensity only and does not consider a company’s traditional financial metrics when constructing the Fund’s portfolio.

[1]	Investment Company Institute Memorandum, “SEC Staff Comments on Fund Names (Rule 35d-1)” (June 4, 2012).

c.	(i) Please explain and clarify whether the Fund focuses on particular legislation and whether such legislation needs to pass. (ii) Please provide more detail on how the Fund determines to invest in a company and how the Fund seeks to achieve its objective by selecting that company.

Response: (i) As disclosed in response to Comment II.2.b above, the Fund focuses on total spend reported under the LDA. The Fund does not focus on particular legislation or whether such legislation needs to pass. (ii) The Fund invests in companies based on their lobbying intensity and recommendations made by the Adviser regarding asset allocation. An explanation of lobbying intensity is provided above in response to Comment II.2.b. An explanation of inputs determining the Adviser’s asset allocation recommendations is provided below in response to Comment II.2.f.

d.	(i) Does the degree of lobbying correlate necessarily with successful lobbying (i.e. the company’s intended result occurs)? If so, how does the Adviser determine if the lobbying is successful? (ii) Is lobbying intensity adjusted for firm-size, industry, or other factors? (iii) Does the Adviser’s strategy account for lobbying by trade associations?

Response: (i) The Adviser has confirmed that the Adviser’s methodology does not take into account whether a company’s lobbying efforts are successful. Related disclosure has been added in response to this Comment, as disclosed in response to Comment II.2.b above. (ii) The Adviser has confirmed that lobbying intensity takes into account firm size. Related disclosure has been added in response to this Comment, as disclosed in response to Comment II.2.b above. (iii) The Adviser has confirmed that the Adviser’s strategy takes into account lobbying by individual companies only and does not take into account lobbying by trade organizations. The Trust believes this is made clear in the revised disclosure, which provides that the methodology takes into account a company’s lobbying spend under the LDA, as well as disclosure stating that the investable universe is companies included in the S&P 500, S&P 1000, and MSCI All Country World Indexes.

e.	(i) Please include in the strategy disclosure what information and data sources the Fund will use to implement the strategy. (ii) How does the Adviser determine the data is complete, accurate and timely, and who pays for the data? (iii) Further, please explain in the strategy disclosure what the LDA is, what activities it captures, and what it misses.

Response: (i) The Adviser confirms that it utilizes only publicly available lobbying data provided under the LDA to implement the Fund’s investment strategy. The Trust believes this is made clear in the disclosure revised pursuant to the Staff’s Comments, as provided in response to Comment II.2.b above and subsection (iii) of this Comment. (ii) Information provided under the LDA is publicly available and free of charge. The Adviser does not assess whether information provided under the LDA is complete, accurate or timely because such information is subject to strict rules regarding completeness, accuracy and timeliness and violators are subject to civil fines and up to five years of imprisonment. The Trust notes that the “Methodology Risk” factor discloses the risk associated with information provided under the LDA being reported incorrectly, as disclosed in response to Comment II.3.b below. (iii) The following disclosure has been inserted in response to this Comment in the Item 4:

The Adviser uses publicly disclosed corporate lobbying data filed pursuant to the Lobbying Disclosure Act (the “LDA”) as part of its investment process. The LDA is U.S. federal legislation that requires the disclosure of lobbying activities intended to influence the U.S. federal government.

In addition to the above, the following disclosure has also been inserted in response to this Comment in the Item 9:

The LDA requires that registered entities file quarterly reports of lobbying activity on behalf of each client, including corporations in which the Fund may invest, within 20 days of quarter-end. Registered entities may be outside lobbying firms hired by the corporation, but corporations may be their own registered entities if they employ lobbyists directly. Information that is required under the LDA includes, but is not limited to, an estimate of the company’s lobbying expenses for the quarter, issues that were lobbied on, where lobbying activity took place (such as the U.S. House or the Senate), and whether the lobbying is on behalf of a foreign entity. Registered entities lobbying on behalf of non-U.S. companies are required to file a lobbying report as well and, depending on circumstances outlined under the LDA, the registered entity may be required to disclose if a foreign entity has a specific interest in the lobbying.

f.	The first paragraph on page 4 states that “The Adviser then selects and weights the securities in this universe of companies’ lobbying intensity based on the Adviser’s current views on asset allocation[.]” Please explain how the Adviser makes its “current views on asset allocation,” as well as how the Adviser’s views on asset allocation and lobbying intensity work together to create a portfolio for the Fund.

Response: To better explain how the Adviser determines weightings and asset allocation recommendations, as well as how such recommendations work with the lobbying intensity determinations, the following has been inserted:

After determining the lobbying intensity of companies in the investment universe, the Adviser determines a weighting and allocation strategy among non-U.S. large capitalization and U.S. large, medium and small capitalization companies based on the Adviser’s asset allocation recommendations. The Adviser’s recommendations reflect its tactical assessment of the balance of risks between large, medium, and small capitalization securities; U.S., international and emerging market issuers; and securities classified as value, core, or growth. The Adviser generally overweights allocations to assets which it believes the current investment environment favors and underweights allocations to those which it believes the current investment environment is less favorable. The Adviser then selects companies with the highest lobbying intensity ratings based on the Adviser’s weighting and allocation recommendations to construct a portfolio of generally 100 securities.

g.	Please confirm that the Fund will only look to lobbying activities and not other factors. If the Fund looks to factors other than lobbying activities, please disclose those other factors.

Response: The Adviser has confirmed that lobbying intensity is the only factor utilized in determination of constituents.

h.	The second paragraph on page 4 states that under normal circumstances, the Fund invests at least 40% of its total assets in securities of non-U.S. companies, unless conditions are not favorable, in which case the Fund will invest at least 30% of its total assets in the securities of non-U.S. companies. Is this 40% or 30% minimum, as applicable (together, the “Investment Minimum”), implemented regardless of the amount of lobbying these non-U.S. companies engage in? Please further disclose how this 40% or 30% investment minimum, as applicable, is satisfied in light of the Fund’s investment strategy.

Response: The noted disclosure has been included in accordance with the test set forth in the ICI Memorandum. In order for a security to be included in the Fund’s portfolio, the security first must satisfy the investment criteria described in the Prospectus. Therefore, each non-U.S. company in which the Fund invests will satisfy the lobbying intensity criteria described in the Prospectus. Allocation and weighting determinations are made as described in response to Comment II.2.f. In this regard, a company’s lobbying activity is taken into account when satisfying the Investment Minimum.

i.	The second paragraph on page 4 states that “The Fund considers a company to be a non-U.S. company if: (i) the company is organized or maintains its principal place of business outside of the U.S. or (ii) the company’s securities are traded principally outside of the U.S.” Please explain why a company organized in a particular country is economically tied to that country.

Response: In the Rule 35d-1 Adopting Release, footnote 24 states that the original criteria to determine if a security is economically tied to a specific country or region would be “(i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region.”2 The Fund has drafted its limitations to conform with SEC guidance and is not aware of any available SEC guidance to the contrary.

[2]	Investment Companies Names, Investment Company Act Release No. 24828 (Jan. 17, 2001).

j.	Please disclose that the Fund will invest in emerging markets in the investment strategy section if the Fund does invest in emerging markets. Otherwise, please remove the applicable risk disclosure.

Response: The Adviser has added that emerging market issuers are part of the asset allocation recommendations. Because the Fund’s universe includes emerging market issuers, the Adviser believes the risk disclosure is appropriate.

k.	Please disclose the nature of the lobbying by foreign companies that the Fund considers.

Response: Foreign companies with business operations or customers in the United States are affected by federal U.S. regulatory, legislative, and executive decisions and policy. Foreign companies directly, as well as through their U.S. subsidiaries, can engage in lobbying U.S. lawmakers and officials. Lobbyists are required to disclose this activity through the LDA, just as is required for U.S. companies’ lobbying activity. Disclosure explaining this has been added, as provided above in response to Comment II.2.e.(iii).

l.	Please explain the Fund’s global focus when it only considers U.S. lobbying efforts.

Response: Please refer to the response to Comment II.2.a.

3.	Comment: In the Global Policy ETF’s “Principal Risks” section,

a.	Regarding the Lobbying Focused Investments Risk, if the Fund intends to only consider lobbying as a factor when purchasing and selling securities, please disclose in this section that the Fund does not consider any other factors and risks that may influence a company’s value. Conversely, if the Fund considers other factors besides lobbying activities, please otherwise disclose. Please also disclose that despite the Adviser’s thesis, it may occur that a company may be lobbying due to a threat to its operations created by proposed or anticipated regulations and such regulations could lead to future underperformance.

Response: The disclosure has been amended as follows:

The Adviser’s investment process utilizes lobbying intensity ~~activity~~ as the primary input when selecting ~~and weighting~~ securities for the Fund’s portfolio. The Adviser does not consider a company’s traditional financial metrics when constructing the Fund’s portfolio. A company’s financial performance is determined by a number of factors, and the degree to which a company engages in lobbying activities may have little or no impact on whether the company performs well or poorly financially. Further, a company may be lobbying due to a threat to its operations created by proposed or anticipated regulations and if such lobbying efforts are unsuccessful and the regulations are adopted, the regulations could lead to increased operational costs or other effects causing underperformance. Companies with significant lobbying expenditures may underperform companies with lower lobbying expenditures. The Fund may forego some market opportunities available to funds that do not focus on securities of companies with significant lobbying activity, and therefore the Fund may underperform such other funds.

b.	Regarding “Methodology Risk,” please disclose the assumptions and variables that specifically pertain to the Fund’s investment strategy, any number of which may greatly influence the outcome of the strategy. Are there ways of influencing public policy that are legal but not necessarily lobbying or reported as such? If so, that should be included in the Fund’s “Methodology Risk”. As requested above, please explain the Fund’s global focus when it only considers U.S. lobbying efforts.

Response: Regarding the Fund’s global focus when it only considers U.S. lobbying efforts, please refer to the response to Comment II.2.a. The disclosure has been amended as follows to address the remainder of the Comment:

The Adviser’s methodology to determine a company’s “lobbying intensity” is derived from publicly available lobbying data filed and disclosed pursuant to the LDA. ~~The U.S. government imposes strict standards regarding the reporting of lobbying activity, and violations of such standards may constitute a violation of federal law. Nevertheless, t~~To the extent that a company fraudulently or accidently reports incorrect lobbying expenditures, such data may affect the Adviser’s methodology and cause securities of a company to be included in or excluded from the Fund’s portfolio when such securities otherwise would have been excluded or included, respectively. Further, there may be ways to influence legislation or public policy that may not be legally classified as “lobbying” or reported as such pursuant to the LDA. Additionally, the LDA only covers U.S. federal lobbying and does not include state or local lobbying or the lobbying of foreign governments. To the extent that the data disclosed pursuant to the LDA does not fully capture all lobbying expenditures or is otherwise ~~used by the Adviser is~~ incomplete, the Adviser’s methodology may be affected and result in securities of companies ~~may be~~ being included or excluded in the portfolio of the Fund that otherwise may have been excluded or included, respectively. ~~may be excluded from the portfolio of the Fund that may have otherwise been included.~~ The exclusion or inclusion of such securities may negatively affect the value of the Fund’s portfolio.

Strategas Macro Thematic Opportunities ETF

4.	Comment: In the “Principal Investment Strategies” section, if the Adviser will consider any other factors other than the macro factors indicated please so disclose.

Response: The Adviser will select three to five macro-thematic trends in which the Fund will invest, and examples of such trends as of the date of the Prospectus (i.e., inflation, merger and acquisition activity, travel demand post-COVID, and alternative state tax revenue opportunities) have been disclosed in the “Principal Investment Strategies” section. Macro-thematic trends may change as the world and economy change as well, and the prospectus will be updated accordingly going forward as the Trust determines appropriate.

After selecting macro-thematic trends, the Adviser uses a number of analytical tools, including technical, fundamental, qualitative and quantitative analyses, to identify security characteristics that the Adviser believes are most highly correlated to the macro-thematic trend and seeks to select securities with those characteristics. Example characteristics with respect to the macro-thematic trend inflation have been disclosed. Security characteristics that the Adviser believes are most highly correlated to the macro-thematic trend will differ based on the macro-thematic trend selected by the Adviser. The Trust does not believe that either Items 4 or 9 of Form N-1A require disclosure of every possible characteristic that the Adviser may consider under every macro-thematic trend. Rather, the Trust believes that the current disclosure appropriately discloses “in general terms how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A.

Both Funds

5.	Comment: In each Fund’s “Fund Fees and Expenses” fee table, “Other Expenses” is 0.00%. Please explain how other expenses are 0.00%, as certain expenses are carved out of the management fee according to the Item 10 disclosure.

Response: The Adviser carves out the following expenses from its unitary management fee: interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by each Fund under any distribution plan adopted pursuant to Rule 12b-1. These expenses are estimated to be less than 0.005% of each Fund’s AUM for the first year, thus each Fund’s “Other Expenses” line item in the “Fund Fees and Expenses” is disclosed as 0.00%.

6.	Comment: In each Fund’s expense Example, please delete the parenthetical “including capped expenses for the period described in the footnote of the fee table” or otherwise describe the expense limitation agreement.

Response: The parenthetical has been deleted.

7.	Comment: Please further disclose in the Item 4 disclosure the role that the Sub-Adviser will play.

Response: The Funds have added the following to each of their Item 4 disclosure:

The Adviser has engaged Vident Investment Advisory, LLC to serve as sub-adviser (“Sub-Adviser”) for the Fund. The Sub-Adviser is responsible for trading portfolio securities for the Fund, including selecting broker-dealers to execute purchase and sale transactions or in connection with any rebalancing or reconstitution of the portfolio, pre- and post-trade compliance, and monitoring of Fund trading activity, subject to the supervision of the Adviser and the Board of Trustees.

8.	Comment: Regarding the “Principal Risks” section for both Funds:

a.	Given the initial security universe, please consider whether “Liquidity Risk” is a principal risk of the Fund.

Response: Because the Funds invest in small capitalization companies, certain securities held by each Fund may be less liquid and therefore subject to liquidity risk. The Adviser therefore considers liquidity risk a principal risk of such Fund.

b.	Given the initial security universe, please consider whether “Valuation Risk” is a principal risk of the Fund.

Response: Because the Funds invest in small capitalization companies, certain securities held by each Fund may be more difficult to value and therefore subject to valuation risk. The Adviser therefore considers valuation risk a principal risk of such Fund.

c.	To the extent that Portfolio Turnover Risk is a principal risk of the Fund, please disclose portfolio turnover risk in the investment strategy.

Response: In response to this comment, the following disclosure has been added to each Fund’s principal investment strategies disclosure provided pursuant to Item 9 of Form N-1A:

The Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.

9.	Comment: Please use the Adviser’s name in each Portfolio Manager’s description.

Response: In each Portfolio Manager section, the Fund has replaced “Adviser” with “Strategas Asset Management, LLC.” We note though that many Portfolio Managers also are employed by both the Adviser and Strategas Securities, LLC, an affiliate of the Adviser, which is why “Adviser” and “Strategas Securities, LLC” were utilized in the same description.

10.	Comment: The second sentence on page 13 states that “Creation Unit transactions are conducted in exchange for the deposit or delivery of a portfolio of in-kind securities designated by the Funds and/or cash.” Will there be significant Creation Unit transactions in cash? If so, we may have further comments.

Response: Each Fund reserves the right to substitute cash for all or any portion of any creation or redemption basket. Nevertheless, the Adviser expects that each Fund primarily will transact in-kind with authorized participants.

11.	Comment: Regarding the “Investment Objectives” disclosure on page 13, if there will be any shareholder notice when the investment objective is changed, please so disclose.

Response: The Funds do not currently have a policy requiring shareholder notice of a change in their investment objectives. Nevertheless, each Fund expects that it would notify shareholders of a change in investment objective in the same manner in which it would notify shareholders of any material change.

12.	Comment: Regarding the Item 9 disclosure for each Fund related to investment strategies, please disclose how the Adviser decides which securities to sell as requested pursuant to Item 9(b)(2) of Form N-1A.

Response: The Adviser has added Item 9 disclosure regarding the sell discipline for each Fund.

13.	Comment: Regarding the disclosure on page 22 that the basis for the Board’s approval of the Funds’ investment advisory and sub-advisory agreements will be available in “the Fund’s first Annual or Semi-Annual Report to Shareholders[,]” please specify whether such disclosure will be in the annual or semi-annual report and provide the period of the report.

Response: The Board’s approval of the Funds’ investment advisory and sub-advisory agreements will be available in the Funds’ first Semi-Annual Report to Shareholders covering the period from each Fund’s respective commencement of operations through June 30, 2022. Corresponding edits to the disclosure have been made.

III.	Statement of Additional Information

14.	Comment: In the “Purchase and Redemption of Shares in Creation Units” section, under the heading “Acceptance of Orders of Creation Units,” the first sentence states that the Trust “reserves the absolute right to reject an order for Creation Units transmitted to it by the Distributor in respect of a Fund including.” Please delete this or conform the disclosure to the Rule 6c-11 and the Commission’s guidance thereunder.

Response: The disclosure has been revised as follows:

ACCEPTANCE OF ORDERS OF CREATION UNITS. The Trust reserves the ~~absolute~~ right to reject an order for Creation Units transmitted to it by the Distributor in respect of a Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of a Fund; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to a Fund;~~ (~~e~~d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners;~~ (~~g~~e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (~~h~~f) circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, a sub-custodian, the Transfer Agent, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Distributor shall notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of the creator of a Creation Unit of its rejection of the order of such person. The Trust, the Transfer Agent, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units. Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of a Fund, the Trust does not intend to suspend acceptance of orders for Creation Units.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5135, or my colleague David W. Freese at (215) 963-5862, if you have any questions concerning the foregoing.

Sincerely,

/s/ Kevin Ercoline

Kevin Ercoline

cc:	Sean Graber

David W. Freese

James Bernstein